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Ralph V. De Martino 202.724.6848 rdemartino@schiffhardin.com

September 23, 2015

VIA SEC EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jay Ingram, Legal Branch Chief
Asia Timmons-Pierce, Staff Attorney

Re:	China Ceramics Co., Ltd.
Registration Statement on Form F-3
Filed August 21, 2015
File No. 333-206516 (the “F-3 Filing”)

Dear Mr. Ingram:

On behalf of China Ceramics Co., Ltd. (the “Company”), we are writing in response to the comments of the staff of the Commission (the “Staff”) on the F-3 Filing as transmitted by a letter dated September 17, 2015 (the “Comment Letter”) to Edmund Hen, Chief Financial Officer of the Company. The answers set forth herein refer to each of the Staff’s comments by number. This letter sets forth the Company’s proposed disclosures and responses to the Comment Letter. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses. An amended filing to the F-3 Filing (the “Amended F-3 Filing”) reflecting changes in response to your comments is being filed today via the Commission’s EDGAR system.

Exhibit 5.1

1. The opinion appears to qualify counsel’s expertise to the laws of the British Virgin Islands. Please note that an opinion of counsel with respect to a jurisdiction in which counsel is not admitted to practice is acceptable so long as the opinion is not qualified as to jurisdiction. Please file a new legality opinion (i) from counsel that is admitted to practice in the states of the laws governing the Indentures and warrant agreement or (ii) that does not include inappropriate qualifications pertaining to counsel’s expertise. See Section II.B.3.b. of Staff Legal Bulletin No.19.

Response: A copy of the revised Exhibit 5.1 legal opinion addressing the above comment is filed as an exhibit to the Amended F-3 Filing. In addition, this firm filed a separate legal opinion (Exhibit 5.2) that addresses the comment above.

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September 23, 2015

Please feel free to contact the undersigned at 202-724-6848 with any questions.

Very truly yours,

/s/	Ralph V. De Martino
Ralph V. De Martino

Cc:	Edmund Hen, CFO
Alec Orudjev, Esq., Schiff Hardin LLP